

January 12, 2011

Ms. Trecia M. Canty
Associate General Counsel-Corporate & Assistant Secretary
Southwestern Energy Company
2350 North Sam Houston Parkway East, Suite 125
Houston, Texas 77032

   Re: **Southwestern Energy Company**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed February 25, 2010
      File No. 1-08246

Dear Ms. Canty:

   We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          H. Roger Schwall
          Assistant Director